Exhibit 99.1

GOLDBELT CONCLUDES AGREEMENT WITH BARRICK ON WEST AFRICAN GOLD PROJECTS

Toronto, Ontario – (October 11, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce that it has concluded the definitive agreement to acquire all of Barrick’s West African gold projects in Guinea, Mali and Burkina Faso.

The agreement gives Goldbelt the opportunity to capitalize on the work of Barrick’s generative team in the hunt for world-class gold deposits in the most prospective corridors in West Africa.

The assets include two exploration licenses in Guinea, nine exploration licenses and applications in Mali and seven exploration licenses in Burkina Faso (Figure 1).

Goldbelt has been working closely with the Department of Mines and Energy and other Government Departments in Burkina Faso in bringing its flagship Inata Gold Mine in the north of the country into production – it is pleased to commit more financial resources to the country in the coming years in its pursuit of developing more mines through successful exploration.

Goldbelt will begin definition drilling on the Kari project in SW Burkina Faso where Barrick has conducted exploration on a 4 kilometer-long gold-in-soil anomaly. Two reverse circulation (‘RC’) drill holes intersected 29m @ 2.4 g/t gold from 85m including 6m @ 5.6 g/t gold from 85m (KRC001) and 60m @ 2.9 g/t gold from 24m including 36m @ 4.4 g/t gold from 26m (KRC002)– see Figures 2 & 3 . These two drill holes were drilled on the same fence by Barrick and tested the largest (400m long x 50m wide) of a number of artisanal pits that occur in the southern half of the 4 km anomaly. Please note the intercepts quoted are down-hole lengths and therefore might not represent the true widths of the mineralization.

The agreement also gives Goldbelt 130km of continuous strike-length of the Houndé Greenstone Belt where Goldbelt has already outlined a number of gold occurrences (Kari Pompe, Douhoun and Grand Espoir) that could be important in the event of a large gold discovery at the Kari Project.

Goldbelt will commit to completing exploration programs in each country over a four year period. Barrick has the option to claw-back for up to 75% interest in any of its projects at feasibility where a continuous +3.0 million ounce gold deposit is discovered and developed by Goldbelt by reimbursing Goldbelt a multiple of the exploration expenditure. Should Barrick not exercise its claw-back option, Barrick will retain a 2.0% NSR.

In addition, Barrick has the option to claw-back a 25% interest in any additional project at feasibility where a +3.0 million ounce resource is discovered that is acquired within an 80 km radius of any existing project in any of the three countries by reimbursing Goldbelt 100% of Goldbelt’s exploration expenditure. Should Barrick not exercise its back in option under this situation, no NSR is applicable.

“I believe that this agreement is a win-win situation for both Barrick and Goldbelt and it is a very exciting time for Goldbelt both in Burkina Faso and now, in Guinea and Mali. It gives Goldbelt the opportunity to build upon Barrick’s excellent generative work in the most prospective gold corridors in West Africa in the hunt for large gold mines. Goldbelt’s dedicated regional exploration team will be able to take the projects to the next level” said Peter Turner, Vice President of Exploration and Business Development of Goldbelt.

The information in this report relating to exploration results is based on information compiled by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy Dr. Peter Turner have sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which they are undertaking to qualify as Qualified Persons as defined by the National Instrument 43-101.

Dr. Turner consents to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Figure 1. Location of the newly acquired licenses in Mali, Guinea and Burkina Faso (red filled polygons) and Goldbelt’s existing exploration portfolio (blue outlines) in Burkina Faso on a geology and resources map of West Africa. The black outline shows the area of Figure 2.

Figure 2. Barrick’s RC drilling results shown in relation to the 4 kilometer gold-in-soil anomaly that will be drilled by
Goldbelt in due course.

Figure 3. Reverse circulation (RC) drilling results of the two Barrick holes drilled at Kari North. The drill results are based on the work of Barrick and have yet to be confirmed by Goldbelt.